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                                                            SEC FILE NUMBER
                                                                000-15654
                                                       -------------------------
                                                              CUSIP NUMBER
                                                                232985101
                                                       -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

             For Period Ended:  June 30, 2004

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

             For the Transition Period Ended: ___________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

CyGene Laboratories, Inc.
-------------------------
Full Name of Registrant

Transpirator Technologies, Inc.
-------------------------------
Former Name if Applicable

7786 Wiles Road
---------------
Address of Principal Executive Office
 (Street and Number)

Coral Springs, Florida  33067
-----------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is awaiting the completion of its audited financial statements for the year ended March 31, 2004, as the Company needs these for the opening balance sheet in order to prepare its quarterly financial statements. As a result, the Company was unable to file its Form 10-QSB within the required time.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Martin Munzer                                    (954) 741-7077
         -------------                                    --------------
            (Name)                                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

The Company is in the process of completing its Form 10-KSB for the year ending March 31, 2004, which it is anticipated will be filed shortly.

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Company's net loss for the quarter ended June 30, 2004 was $330,000 as compared to net income of $1,764 during the same period in 2003.

                            CyGene Laboratories, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2004                      By /s/ Martin Munzer
     ---------------                         -----------------------------------
                                          Martin Munzer, Chief Financial Officer


                                    ATTENTION

  INTERNATIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                                       3